Mail Stop 4561

October 11, 2007

D. Anthony Peay, Chief Financial Officer
Union Bankshares Corporation
212 North Main Street
P.O. Box 446
Bowling Green, Virginia 22427

      Re: **Union Bankshares Corporation**
            Form 10-K for Fiscal Year Ended
            December 31, 2006

Dear Mr. Peay:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Don Walker
Senior Assistant Chief Accountant